SEC FILE NUMBER
000-50171
CUSIP NUMBER
131506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________________
FORM 12b-25
______________________________________________________________________________
NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 1O-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: Decembers 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Travelzoo
Full Name of Registrant

Travelzoo Inc.
Former Name if Applicable

590 Madison Avenue, 35th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Travelzoo (the “Company”) has determined that additional time is needed to complete the audit of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2019 in accordance with the standards of the Public Company Accounting Oversight Board and that it could not complete the filing and the necessary disclosures by the prescribed filing date of March 16, 2020 without unreasonable effort or expense.

The Company fully expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not expect any material changes to previously reported financial results, including the financial results it previously reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 3, 2020.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lisa Su	650	316-6902
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Travelzoo
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2020	By	/s/ LISA SU
Lisa Su
Chief Accounting Officer